328 – 550 Burrard Street Vancouver, BCV6C 2B5 P: 604-899-5450 F: 604-484-4710

News Release	No. 13-252
April 23, 2013

Platinum Group Metals Continues to Significantly Expand
Waterberg Platinum Discovery

(Vancouver/Johannesburg) Platinum Group Metals Ltd. (PTM-TSX; PLG-NYSE MKT) (“Platinum Group” or the “Company”) announces that results from shallow step out holes up-dip and in-fill holes within the 10.1 million ounce platinum, palladium and gold inferred resource continue to significantly expand and confirm the discovery. The F layer has now been confirmed on sections up dip to within 200 meters of surface and earlier drilling has found the T layers to within 130 meters of surface. 15 drill rigs continue to operate at Waterberg and the deposit is open.

New intercepts reported include WB 046 at 22 meters thick grading 4.54 g/t platinum, palladium and gold (“3E”) and WB 053 at 8 meters thick grading 4.23 g/t 3E. The average F layer thickness based on just the 27 new FH and FP intercepts reported herein is 5.04 meters and the weighted average grade of these intercepts is 3.45 g/t 3E. This new average thickness is remarkably consistent with the published inferred resource F layer average of 5.24 meters with an average grade of 3.29 g/t 3E. (10.1 M ounces, 92.93 Mt at 3.39 g/t 3E, Technical Report, Ken Lomberg QP, Filed March 18, 2013, www.sedar.com). Of the 15 new holes and 27 new intercepts drilled along 5 kilometers of strike length and reported below, only 4 FP intercepts were not well developed, indicating very good continuity.

Metallurgical test work on the T2 and F-zones is in progress and results are expected soon. A preliminary economic assessment of the Waterberg deposit is in process with a fully mechanized mine design.

Drilling along the north edge of the current deposit confirms the potential to the north on to prospecting permit applications, 87 % held by the Company. Initial data from the recently completed 3,200 line kilometer airborne differential gravity and magnetic survey correlates well with the known deposit and indicates excellent potential along strike. The filing of the environmental management plans for drilling on the accepted extension prospecting permit applications has been completed and final approvals are expected soon. Drilling on the extension Prospecting Permit applications is planned for calendar Q2 or Q3 2013.

PLATINUM GROUP METALS LTD.	…2

DETAILS

BHID	Farm	From	To	Mineralized zone	Thickness Meters	Pt g/t	Pd g/t	Au g/t	PGE g/t	Cu %	Ni %
WB045D0	Ketting	745.5	754	FH	8.50	0.61	1.19	0.06	1.86	0.02	0.18
WB046D0	Ketting	799.5	821.5	FH	22.00	1.36	3.00	0.18	4.54	0.07	0.17
WB047D0	Ketting	869	872.5	FH	3.50	0.45	0.75	0.01	1.21	0.00	0.16
WB048D0	Ketting	960.5	963.5	FH	3.00	0.12	0.13	0.01	0.25	0.00	0.14
WB049D0	Ketting	895	906	FH	11.00	1.00	2.36	0.17	3.53	0.13	0.24
WB051D0	Goedetrouw	309	311	FH	2.00	0.73	0.85	0.09	1.67	0.02	0.15
WB052D0	Goedetrouw	434	436	FH	2.00	1.15	2.20	0.13	3.49	0.02	0.07
WB053D0	Goedetrouw	799	809.5	FH	10.50	1.20	2.54	0.21	3.95	0.17	0.28
WB058D0	Goedetrouw	418	420	FH	2.00	1.04	2.32	0.02	3.38	0.01	0.16
WB055D0	Goedetrouw	560	562	FH	2.00	0.22	0.24	0.02	0.48
WB060D0	Goedetrouw	207.5	210	FH	2.50	0.96	2.06	0.18	3.19	0.19	0.32
WB061D0	Goedetrouw	395	398	FH	3.00	0.91	1.58	0.14	2.62	0.06	0.19
WB062D0	Goedetrouw	564	570.5	FH	6.50	1.27	2.47	0.18	3.92	-	-
WB069D0	Goedetrouw	567.5	572	FH	4.50	2.71	4.23	0.20	7.15	-	-
WB072D0	Goedetrouw	264	266	FH	2.00	1.75	1.02	0.01	2.77	-	-

WB045D0	Ketting	798.5	802.5	FP	4.00	0.76	1.46	0.11	2.32	0.08	0.20
WB046D0	Ketting	845	857	FP	12.00	1.15	2.64	0.18	3.98	0.07	0.22
WB047D0	Ketting	990	994	FP	4.00	0.92	1.88	0.11	2.90	0.07	0.17
WB048D0	Ketting	984.5	987.5	FP	3.00	0.26	0.60	0.02	0.89	0.02	0.14
WB049D0	Ketting	921	926.5	FP	5.50	1.55	3.81	0.22	5.57	0.14	0.28
WB051D0	Goedetrouw	331	333.5	FP	2.50	1.13	1.91	0.04	3.08	0.04	0.10
WB052D0	Goedetrouw	459	461	FP	2.00	1.33	1.36	0.05	2.74	0.01	0.10
WB053D0	Goedetrouw	820.5	828.5	FP	8.00	1.29	2.74	0.21	4.23	0.18	0.29
WB055D0	Goedetrouw	576.5	578.5	FP	2.00	0.23	0.39	0.02	0.64
WB058D0	Goedetrouw	483.5	486.5	FP	3.00	0.48	1.12	0.07	1.67	0.09	0.14
WB060D0	Goedetrouw	231	233.5	FP	2.50	0.91	2.26	0.20	3.38	0.17	0.25
WB061D0	Goedetrouw			Not Developed
WB062D0	Goedetrouw			Not Developed
WB063D0	Goedetrouw			Not Developed
WB064D0	Goedetrouw	268.5	271	FP	2.50	0.89	2.05	0.25	3.19	-	-

	Average PGE(g/t)	Average Thickness (m)
FH	3.51	5.67
FP	3.37	4.25
Total	3.45	5.04

PLATINUM GROUP METALS LTD.	…3

Platinum Group, with a 49.9% direct and indirect interest in the Waterberg Joint Venture property, made the discovery in partnership with the Japan Oil, Gas and Metals National Corporation (“JOGMEC”). JOGMEC holds a direct 37% interest in the Waterberg Joint Venture property with a balance of approximately 13.1% of the project being held by black empowerment interests. Platinum Group is the operator of the project. JOGMEC is participating in an initial USD $10.0 million exploration program for 2013.

Qualified Person, Quality Control, Assurance, Verification, Inferred Resources

The non-independent qualified person for the intercepts reported in this release is R. Michael Jones, P. Eng the Company President. He has more than 20 years of relevant experience and he has verified the data by ensuring that qualified geologists are involved in collection and compilation of the data, and that a system of quality control and chain of custody records are maintained and he has visited the property several times and reviewed the detailed data. He is satisfied with the verification of the data.

Quality control and assurance was completed in the normal process for Platinum Group Metals RSA Pty Ltd. Standards, duplicates and blanks were inserted regularly in every assay batch. These assay results were checked and any results outside of two standard deviations were re-assayed. Strict control and documentation on the core from the drill rig to the site and the assay samples to the lab were maintained at all times under a chain of custody sign off system. The platinum group elements were assayed by fire assay using a nickel sulphide collection method at Setpoint Laboratories, Johannesburg, a SANAS accredited laboratory.

Inferred mineral resource estimates, under the CIM guidelines, do not have to demonstrate economic viability and may never achieve the confidence to be mineral reserve estimates or to be mined. An inferred resource has reasonably assumed continuity based on limited sampling but the geological and grade continuity has not been verified. The property is held under a Prospecting Right with the exclusive right to convert that right to a Mining Right. There can be no assurance that a Mining Right will be granted with-out extensive further work and an Application to the Department of Mineral Resources of South Africa.

About Platinum Group Metals Ltd.

Platinum Group is building the WBJV Project 1 Platinum mine in the Western Limb of the Bushveld Complex, South Africa. The Company owns 74% of the WBJV Project 1 Mine and 26% is owned by Africa Wide Prospecting and Exploration (Pty) Limited, a wholly owned subsidiary of Wesizwe Platinum Ltd. Platinum Group is also currently drilling with 15 machines at the Waterberg Project in partnership with JOGMEC, a Japanese state company and a private empowerment company. Platinum Group is listed as PLG on the NYSE MKT and PTM on the TSX in Toronto.

On behalf of the Board of
Platinum Group Metals Ltd.
“R. Michael Jones”

PLATINUM GROUP METALS LTD.	…4

For further information contact:
R. Michael Jones, President
or Kris Begic, VP, Corporate Development
Platinum Group Metals Ltd., Vancouver
Tel: (604) 899-5450 / Toll Free: (866) 899-5450

The Toronto Stock Exchange and the NYSE MKT have not reviewed and do not accept responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

This press release contains forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of U.S. securities laws (“forward-looking statements”). Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, plans, postulate and similar expressions, or are those, which, by their nature, refer to future events. All statements that are not statements of historical fact are forward-looking statements. Forward-looking statements in this press release include, without limitation, statements regarding the Company’s plans to move into full scale development in the months ahead. Although the Company believes the forward-looking statements in this press release are reasonable, it can give no assurance that the expectations and assumptions in such statements will prove to be correct. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in market conditions; the nature, quality and quantity of any mineral deposits that may be locate;, the Company’s ability to obtain any necessary permits, consents or authorizations required for its activities; the Company’s ability to successfully complete hedging establishment and off-take negotiations; the Company’s ability to produce minerals from its properties successfully or profitably, to continue its projected growth, or to be fully able to implement its business strategies and other risk factors described in the Company’s Form 40-F annual report, annual information form and other filings with the SEC and Canadian securities regulators, which may be viewed at www.sec.gov and www.sedar.com , respectively.

Cautionary Note to U.S. Investors Regarding Estimates of Inferred Mineral Resources

This press release uses the terms “inferred mineral resources.” We advise U.S. investors that while these terms are recognized and required by Canadian regulations, the SEC does not recognize them. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an “inferred mineral resource” will ever be upgraded to a higher category. Under Canadian rules, estimates of “inferred mineral resources” may not form the basis of a feasibility study or prefeasibility studies, except in rare cases. The SEC normally only permits issuers to report mineralization that does not constitute “reserves” as in-place tonnage and grade without reference to unit measures. U.S. investors are cautioned not to assume that any part or all of an inferred resource exists or is economically or legally mineable.